SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                          LOG POINT TECHNOLOGIES, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Colorado                                       84-1360787
 ---------------------------------                    ----------------------
   (State or other jurisdiction                           (IRS Employer
 of incorporation or organization)                    Identification  Number)


  465 Fairchild Drive, Suite 111, Mountain View, CA            94043
---------------------------------------------------            -----

                                 (650) 967-3974
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:           Name of each exchange on which
                                                each class is to be registered:

            N/A                                              N/A
-------------------------------------           -------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock

                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

     Log Point is, and has been for the past three years, a development stage company that is a developer of high performance embedded digital computation products, including software that can be embedded in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, and firmware that can be mounted on PC boards with a small amount of memory, adds and glue logic. These products are used to perform specific mathematical functions many times faster than what the Company believes to be the best alternative currently available technology. The products can also be implemented in standard cell form to complement existing microcontrollers and microprocessors or used to modify the existing instruction sets of microprocessors and microcontrollers to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with existing microprocessors and microcontrollers or expand the capabilities of existing hardware numerical processors.

     Log Point began as a private, California based research and development firm in February, 1993. On October 24, 1997, a transaction was closed in which Log Point California was merged into Sandtech Developments, Inc., a Colorado corporation organized on July 19, 1996. Through this reverse merger, Sandtech Developments, Inc. acquired all of the assets and liabilities of Log Point California, the name of Sandtech Developments, Inc. was changed to Log Point Technologies, Inc., and new officers and directors were elected.

     There have been no bankruptcies, receiverships or similar proceedings in this Company.


BUSINESS
--------

General
-------

     Log Point is, and has been for the past three years, a development stage company that is a developer of high performance embedded digital computation products, including software that can be embedded in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, and firmware that can be mounted on PC boards with a small amount of memory, adds and glue logic. These products are used to perform specific mathematical functions many times faster than what the Company believes to be the best alternative currently available technology. The products can also be implemented in standard cell form to complement existing microcontrollers and microprocessors or used to modify the existing instruction sets of microprocessors and microcontrollers to substantially improve their performance. They can also be used to build stand-alone math coprocessors, graphics chips and graphics accelerators that work with existing microprocessors and microcontrollers or expand the capabilities of existing hardware numerical processors.

     The Company's products are based upon its patented logarithm-based commercial numerical computation processes in microprocessors and computer chips for use in the software and digital electronics industries. Math-intensive applications that are enhanced by Log Point's processes experience speed increases of 2 to 1000 times. The Company uses its exponential floating-point computational methodology to increase greatly the speed of computer applications, such as sound and graphics. When applied to cheaper, older computer chips, the Company believes that resulting speed increases can make such chips economical for utilization in all sorts of digital electronic products, making them "smart" products. In addition, applying the Company's technology in newer chips significantly enhances such chips performance in software and digital electronic products.

     The Company's processes can be incorporated in chips and microprocessors in uses such as automotive controls, games, 2-D and 3-D graphics, handheld and desktop personal computers, computer networks and related computer peripherals, signal processing, multimedia, avionics, instrumentation, laser printers, robotics, imaging, instrumentation, computers and peripheral, and communications.

     To maintain a competitive edge in price sensitive volume consumer electronics products, the Company believes that manufacturers of such products face many challenges, such as a market that demands increasing product performance, the need of a lower cost per function, the problem of a decreasing product life and the need to decrease the time from product development to market. Log Point believes its products meet these needs.

     Log Point's technology is based on a new floating-point data type comprising a completely logarithmic data format and ultra efficient look-up table-based scaled-integer, or fixed-point, function generators providing general-purpose levels of precision at ultra high speed. This technology allows many new design tradeoffs, and efficient automatically scaled computations, even in pure software executed by low-cost embedded integer microprocessors.

     While developing its ASIC VHDL (application-specific-integrated-circuit; very high-scale integration circuit hardware description language) hardware macros, Log Point made what it believes to be a breakthrough in numerical computation for mass markets. Through design synthesis, the silicon area for Log Point technology was shown to be more than 10 times smaller than the area required for conventional floating point hardware.

     Log Point possesses exclusive rights to market and vend products based upon patents on its technology. Log Point has completed construction of several SuperSpeed Soft CoProcessor products and is now marketing these products directly and jointly with Microsoft and Borland and several major semiconductor chip manufacturers (Intel, Fujitsu, National Semiconductor and Mitsubishi).

     The Company is targeting its present SuperSpeed(TM)software product designs to the manufacturers and users of embedded 8 to 64 bit embedded microprocessors, including manufacturers of numerous categories of lower-cost, volume manufactured products. The SuperSpeed software products comprise Soft CoProcessor(TM) high performance exponential floating-point (efp) virtual processors and scaled-integer generators of numerous scientific and engineering functions heretofore available at ultra-high speed and low cost.

     The Company is targeting its efp hardware designs to manufacturers of 32 to 64 bit embedded microprocessor, including manufacturers of numerous categories of volume manufactured consumer digital electronic products.

     Log Point's marketing effort is centered on developing joint marketing and sales efforts with microprocessor manufacturers, compiler vendors, and other embedded systems vendors such that both Log Point and other companies leverage each other's capabilities to increase product sales. Log Point is continuing to develop joint relationship with other companies.

     Log  Point  is  designing   hardware   versions  of  its   technology   for
field-programmable-gate-array (FPGA) chips and ASIC chips. The first hardware designs should be available for licensing in the near future.

PRODUCT LINES
-------------

     The Company is developing and marketing software, coreware, and hardware product lines. Products completed and being marketed are:

Software--Soft CoProcessors

     * Portable C source for basic efp arithmetic and scientific function libraries
     *    32-bit C and assembler source for SPARC and SPARClite 930 Series
     *    32-bit C and assembler source for Intel 386, 486 and Pentium
     * 24-bit DSP (digital signal processing) assembler source for 8-bit Intel 8051/2 and Motorola 68HC11/12/1
     *    In-house GNU tools support
     *    32-bit C++ class arithmetic and scientific function libraries.

Products for future development and marketing are:

Software:

     * Function Generators (development is complete but is currently being upgraded)
     * Assembler efp for PowerPC, 68xxx, ColdFire, HPPA, MIPS, ARM, Hitachi SH Series and Mitsubishi M32R/D (in final development stage)
     *    Enhanced IEEE 754 Conventional Floating-Point Libraries (in R&D)
     *    Application software (in R&D)

Coreware:

     * Function Generators (development is complete but is currently being upgraded)
     *    Standard Cell Libraries (in final development stage)
     *    New Microprocessor Instructions (in final development stage)
     *    EFP Cores (in R&D)
     *    Hardware, intellectual property (in final development stage)

Hardware:

     *    Function Generators (in final development stage)
     *    FPGA Chips (in final development stage)
     *    DSP Chips (in final development stage)
     *    ASIC Chips (in final development stage)
     *    Microprocessor Chips (in final development stage)

MARKET AND MARKETING STRATEGY/DISTRIBUTION METHODS
--------------------------------------------------

     The Company's technology has applications in virtually all aspects of digital electronics chips and equipment, including computers. The markets for these products are huge and growing rapidly. According to DataQuest, electronics equipment markets for calendar year 1992 were $642 billion and will grow to over one trillion dollars for calendar year 1998. Other products, such as automobiles, that have a high electronic content, but not enough to be classified as electronic equipment, add considerably to that number. Automobiles, with over $400 of electronics each, would account for at least an additional $50 billion annually. The microprocessor market is expected to be over $30 billion for calendar year 1998 and growing 13.4% per year. The ASIC/Logic Chips market is expected to be over $21 billion by 1998 and growing 8.1% per year. By the calendar year 2000, the combined microprocessor and the ASIC/Logic Chips markets will be over $70 billion. A reasonable target for the Company to shoot for by fiscal year ended 2001, would be 1% of the microprocessor and ASIC markets or $700 million. [The DSP market and other markets are neglected in this analysis.]

Target Markets
--------------

     Log Point is a developer of high performance embedded digital computation. Its products include software that can be embedded directly in applications as directly callable machine language routines, a complete set of algorithms that can be embedded in high level language compilers, firmware that can be mounted on PC boards with a small amount of memory, adds and glue logic. This firmware would be used to perform specific high performance mathematical functions many times faster than conventional technology. The Log Point technology can also be implemented in standard cell form to complement existing microcontrollers and microprocessors. It can be used to modify the existing instruction sets of the microprocessors and microcontrollers to improve their performance substantially. It can be used to build stand alone math coprocessors that work with existing microprocessors and microcontrollers or used to expand the capabilities of existing hardware numerical processors.

     The Company's target market includes all users and developers of:

     *    Microprocessors
     *    DSP (digital signal processors), graphics, filter chips
     *    FPGA (field-programmable gate array) users and manufacturers
     *    Standard cells, ASIC (application specific integrated circuit) chips
     *    Custom chips incorporating any of the above.
     *    Design software for chips
     *    Compilers for high level programming languages (C/C++, Basic, FORTRAN)
     *    Application software

     A partial list of prospective customers includes:

     * Intel, Motorola, National Semiconductor, Zilog, Siemens, Toshiba, Fujitsu, Philips, MIPS, Hitachi, Winbond, OKI Semiconductor, NEC, Samsung, TI, LSI Logic, VLSI Technolog
     *    General Motors, Ford, Chrysler, Toyota, Nissan, Mitsubishi, Honda, BMW
     * AT&T, NTT, IBM, General Electric, Hewlett-Packard, Xerox, OKI Data, Canon, Epson
     *    SEGA, Nintendo, 3DO, SONY, Panasonic
     *    Microsoft, Lotus, Apple
     *    Compaq, Dell, Packard Bell

     The Company anticipates the following marketing obstacles:

     * Getting its message of new computational capabilities to the embedded system designers that buy development tools. This includes FAA certification, which is a strong selling point to decision-makers, not just in aviation, but throughout the embedded computation industry. This enables the designers to demand that all major development tool vendors support the Company's products. This then enables the Company's products to have direct distribution channels to the entire body of vendors' customer bases throughout the world.

     * PR, advertising, and articles in trade publications require substantial time to make a real impact in the industry.
     * FAA certification will take at least a few weeks to commence and likely several months to complete.
     * After sufficient numbers of designers request the Company's products, a few months are likely required for the release of a vendor's tools that provide support of the Company's products.
     * There is a delay while designers use such tools to examine the effect that the Company's products have on their embedded designs before they license the Company's products.
     * While making a strenuous effort toward market penetration, price concessions will also be used to maximize the quantity of design wins incorporating Company products.

     Log Point has made great strides to overcome the obstacles to its entry into the floating-point market. The Company has created a website (www.logpoint.com) which has received more than 10,000 visits. The Company has also arranged with Intel, IBM, Microsoft, Fujitsu, Mitsubishi and National Semiconductor to publish Log Point's product information on their websites with web links to the Log Point website. This Internet exposure has attracted many Beta testers of Log Point's products and has attracted potential investors and take-over suitors. The Company expects some of the Beta testers to become customers of its products. The Company is contemplating private placement investments from potential investors as well as being acquired by other corporations.

     The thrust of the Company's marketing strategy includes:

Software:

     * Developing joint marketing and sales efforts with each microprocessor manufacturer such that both the Company and the microprocessor manufacturer leverage each other's capabilities to increase product sales.
     * Conducting direct mail campaigns targeted at the technology decision-makers at volume manufacturers of consumer products.
     *    Telemarketing follow up.
     * Providing beta site developer kits for evaluation of the Company's products.
     *    Giving engineering presentations to the evaluation team.
     *    Benchmarking   potential   customer   software   using  the  Company's
          technology.
     *    Negotiating licenses.
     * Supporting customer product development to optimize performance and quality.
     *    Receiving royalties for each unit of customer product shipped.
     *    Teaching seminars for customers.

Hardware:

     *    Obtaining    software    porting/proof-of-concept    contracts    with
          microprocessor manufacturers.
     *    Obtaining   hardware    feasibility   contract   with   microprocessor
          manufacturers.
     *    Negotiating license for hardware design.
     * Supporting microprocessor manufacturer with the design of SuperSpeed pipelined floating-point technology into their microprocessor.
     *    Receiving royalty payments for each microprocessor shipped.

World Wide Web
--------------

     The   Company   has  a   World   Wide   Web   home   page   at   the   URL:
http://www.logpoint.com. This Web page contains basic information about the Company, its latest news, technology, products, application notes, special programs, investor information and frequently asked questions, as well as how to contact the Company. Log Point's Web page is also listed with many of the most popular Web search engines. When the Company receives sufficient capital, it intends to advertise the Web page on the World Wide Web and in trade publications oriented toward embedded systems and digital signal processing. Log Point is also listed in the Web pages of Intel, Fujitsu, Wind River Systems, Mitsubishi, Borland, Motorola, Integrated Systems and National Semiconductor, among others. The Company has identified many sales leads, beta testers, and potential joint ventures through its Web page.

Marketing Relationships
-----------------------

     The Company has established marketing relationships with IBM, Microsoft, Intel, National Semiconductor, Fujitsu, Motorola, Integrated Systems, Mitsubishi, and Wind River Systems through Log Point product descriptions and Log Point web link on each of these companies web sites. The Company is jointly marketing its products with the above companies and there are no revenue sharing agreements between the companies. While there are no written agreements with these companies, they have voluntarily included Log Point on their respective web sites. These relationships will continue as long as it is mutually beneficial to each company.

     Intel is directing its 186, 286 and 386 customers to Log Point because Intel has stopped producing the 187 and 387 hardware numerical coprocessors. Many of Intel's customers presently manufacture products requiring the hardware numerical performance of the 186, 286 and 386. In most cases, Log Point's Soft CoProcessor can replace the discontinued hardware. National Semiconductor has integrated the Soft CoProcessor in GNU tools for their NS486XS microprocessor product line and is actively promoting the Company's products to its customer base, including prominent ones such as Siemens. Integrated Systems has incorporated the Company's Soft CoProcessor product into their Embedded Systems Development Tools and has created an automobile cruise control demonstration model using the Soft CoProcessor. Through Wind Rivers and Integrated Systems, the Company has the basis to convince the automobile industry to switch from fixed-point number processing to our automatically scaled "number crunching.

PATENTS
-------

     The Company has three patents that have issued in the U.S. and some foreign countries. The three patents are still pending in the PCT which covers Japan and Europe. The patents cover method and apparatus, using logarithmic and table-look-up technology, to generate functions and complete floating-point systems for digital electronics. The Company has filed a new patent in the U.S. and internationally, that covers improvements in the software performance for both CISC and RISC microprocessors. The Company will soon have patents filed on small-silicon-area pipelined versions of its floating-point hardware designs and graphics accelerator designs. The new technology improves the Company's competitive edge in silicon designs and performance of its Soft CoProcessor products. The life of these patents will be approximately 20 years.

TRADEMARKS
----------

     The Company has trademarks on "Log Point(TM)," "SuperSpeed(TM)", "Soft CoProcessor(TM)," and "FastFun(TM)."

TECHNOLOGY LICENSE AGREEMENT
----------------------------

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of three United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1998 and 1997, the unpaid balance of the $210,000 amount was $12,892 and $156,412, respectively. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximately remaining life of the three United States patents is 15 years.

COMPETITION
-----------

     The computer technology industry is highly competitive. The Corporation competes with many other companies in the computer technology industry, many of which are larger and better capitalized than the Company. The Company's primary sources of competition are microprocessor manufacturers and vendors of conventional floating-point software systems.

     The Company believes its competitive advantages include a reduced silicon area needed on a computer chip coupled with the fact that hardware using the Company's technology is 10 to 100 times faster than conventional floating point hardware, which gives Log Point a competitive advantage in products using chips or microprocessors with floating point technology. These advantages provide for a greater selection of functions, fitting applications in more end user products, allowing more design alternatives and flexibility, being more cost effective, upgrading lower cost components, and invading existing markets as well as opening up whole new ones.

SEASONALITY
-----------

     The Company's product diversification is such that it does not expect to experience seasonal up or down turns.

WORKFORCE
---------

     The  Company  currently   employs  six  individuals;   two  individuals  in
management, two individuals in administrative, and two individuals in engineering and research and development. The Company currently has one part-time individual working on a consultant basis who provides marketing assistance for the Company. There is no collective bargaining agreement with employees. The Company considers its relationship with its employees to be excellent.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     During the next twelve months, the Company will continue its efforts in the development of high performance exponential floating-point (efp) computation for embedded systems and digital signal processing (DSP). The Company is designing hardware versions of its technology for field-programmable-gate-array (FPGA) chips and applications-specific intregated-circuit (ASIC) chips. The first hardware designs should be available for licensing in the near future. The Company expects to realize revenues in the second or third quarter of its current fiscal year.

     As of September 30, 1998, Log Point had cash totaling approximately $436,000. During the fiscal years ended June 30, 1998 and 1997, the Company expended $361,000 and $345,000 respectively to fund operations. Over the next twelve months, it is anticipated that the Company will incur operating expenses of approximately $375,000 and expend approximately $40,000 in debt service. It is expected that the Company's current cash position will be sufficient to satisfy its cash requirements for the next twelve months, and it doesn't foresee the need to raise additional funds.

     The Company will be required to raise substantial additional financing in future years. There can be no assurance that such funds will be sufficient in the near term or that conditions and circumstances described herein may not result in subsequent cash requirements by the Company in the immediate future just to sustain operation. In the event of such developments, attaining financing under such conditions may not be possible, or even if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous.

     During the next twelve months, the Company does not expect to make any significant purchases of plant or equipment.

     The Company does not anticipate any significant changes in its number of employees during the next twelve months.

Item 3. PROPERTIES.

     The Issuer's principal offices are located at 465 Fairchild Drive, Suite 111, Mountain View, California 94043. This leased location has approximately 680 square feet of office space. The current lease expires on December 31, 1998. There is currently no further extension clause in the lease, although management feels that the term will be extended. The Issuer feels that this facility is overcrowded and inadequate for its current level of activity and plans to expand to approximately 3,000 square feet of office space in the near future.






                  (Remainder of page left intentionally blank.)

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


  Title         Name and Address                     Amount           Percent
of Class           of Owner                          Owned            of Class
--------      -----------------------               -------           --------
Common        Samuel P. Shanks,
              President/CEO/Director
              655 Fair Oaks Ave., F205
              Sunnyvale, CA  94086                 2,029,824           .1835

Common        Lester Pickett
              Chairman/Exec. VP/Secretary
              178 Centre St., #21
              Mountain View, CA  94041             2,595,000           .2346

Common        Charles R. Bond, Director
              502 Sark Ct.
              Milpitas, CA  9505                      20,000           .0018

Common        Errol Flynn, Director
              407 W. Main St.
              Sackets Harbor, NY  13685              182,000           .0164

Common        Warren Pickett, Director
              2613 Chateau Lane
              Davis, CA  95616                       180,000           .0162
                                                  ----------           -----
                                                   5,006,824           .4525


     No officers, directors, or security holders listed above own any warrants, options or rights.

     The Company has an employee common stock purchase program, see Exhibit of form of Restricted Stock Purchase Agreement, under which employees are granted the right to purchase shares at a price of $0.00125 per share, and with ownership vesting over a period of time. At June 30, 1998, a total of 4,534,256 common shares had vested under the program, and 872,125 common shares were unvested.

Item 5. DIRECTORS AND EXECUTIVE OFFICERS.

Samuel P. Shanks, Ph.D. - President, Chief Executive Officer and Director.
--------------------------------------------------------------------------

     Samuel P. Shanks, age 51, has served as the Company's President, Chief Executive Officer and Director since its inception in 1993. Dr. Shanks was co-founder of the Company along with Lester C. Pickett. From 1987 to 1993, Dr. Shanks served with JAI Associates, Inc., a firm that performs government contracted numerical research, where he served as its President from 1989. Dr. Shanks earned B.S., M.S., and Ph.D. degrees in Engineering, Mathematics and Computer Science from Mississippi State University. Over the past 30 years, Dr. Shanks has worked with many major corporations including General Dynamics, Flow Simulations, Inc., and Rocketdyne Division of Rockwell International where he worked on the redesign of the space shuttle main engine. Dr. Shanks developed a powered missile separation Navier-Stokes code for missile launches from realistic aircraft configurations and in 1985, Dr. Shanks received the highest award given at NASA/Ames for research, the H. Julian Award, for his work on redesign of the space shuttle main engine. Dr. Shanks has over 30 years of experience in computational fluid dynamics and has made many substantial advances to the state of the art in that field.

Lester C. Pickett - Chairman of the Board, Executive Vice President and
                    Secretary.
-----------------------------------------------------------------------

     Lester C. Picket, age 58, has served as the Company's Chairman of the Board, Executive Vice President and Assistant Secretary since its inception in 1993. Mr. Pickett was made Secretary in August, 1998. Mr. Pickett was co-founder of the Company along with Samuel P. Shanks. Mr. Pickett has more than 30 years of engineering experience, including more than 20 years as an independent engineer consulting to numerous California manufacturing companies in the development of new electronic products. Mr. Pickett has worked for such well-known corporations as Douglas Aircraft (McDonnell Douglas, now Boeing), Texas Instruments. Mr. Pickett is the inventor of the ultra high performance function generators and other central elements of a new type of processor for performing exponential floating point computation at high speed in various hardware technologies as well as pure software. Mr. Pickett has also shown in detail how to construct a complete floating point computing environment based on such a processor. Mr. Pickett holds two applicable patents that issued February 1993 and March 1993, a third that issued in October 1994 and several pending international patents. All substantial rights to the many issued and pending patents held by Mr. Pickett have been assigned to Log Point.

Errol Flynn - Director.
-----------------------

     Errol Flynn, age 58, has served as Director of the Company since its inception in 1993. Mr. Flynn has over 25 years of experience in all aspects of sales and marketing. In 1992, he retired from his position as Vice President of Sales for Xircom where he was responsible for the increase in annual sales from $4 million to $90 million in just under three years.

Charles Bond - Director.
------------------------

     Charles Bond, age 60, has served as Director of the Company since its inception in 1993. Since January 1998, Mr. Bond has been self-employed as an independent consultant. From June 1997 to December 1997, Mr. Bond served as Director of Systems Development of Ampex Corporation, a company specializing in electronic video recording and other electronic consumer products. From March 1991 to June 1997, Mr. Bond served as Director of Engineering for Read-Rite Corporation, a company specializing in Read-Rite magnetic heads used in hard drives. Mr. Bond has over 20 years of experience in design engineering and technical management of disk drives, peripherals, and media products and holds several patents in that area. Mr. Bond has worked for QUME Corp., Trace
Products, Inc., Verbatim Corp., Nestar Systems, Inc., BASF Systems, Inc., Shugart and IBM. Mr. Bond has experience in all phases of development from product concept through manufacturing and in financial planning, staffing and resource management.

Warren E. Pickett, Ph.D. - Director.
------------------------------------

     Warren E. Pickett, age 51, has served as Director of the Company since its inception in 1993. Since July 1997, Dr. Pickett has served as a professor of Physics at the University of California at David. From October 1979 to June 1997, Dr. Pickett was a Senior Research Physicist at the Naval Research Laboratory in Washington, D.C where he formulated and performed research in condensed matter theory using state-of-the-art theoretical approaches and computational methods. The emphasis of his work was on superconductivity, magnetism and related unusual materials properties. Dr. Pickett is the brother of Lester C. Pickett.

Item 6. EXECUTIVE COMPENSATION.

                                                     SUMMARY COMPENSATION TABLE

                                 Annual Compensation                            Long Term Compensation
                                 -------------------                            ----------------------

                                                                                     Awards                Payouts
                                                                                     ------                -------
                                                               Other                       Securities
         Name                                                  Annual      Restricted      Underlying                      All Other
    and Principal                                            Compensa-        Stock         Options/          LTIP         Compensa-
       Position            Year     Salary*        Bonus        tion        Award(s)          SARs          Payouts           tion
                                      ($)           ($)         ($)           ($)             (#)             ($)             ($)
(a)                        (b)        (c)           (d)         (e)           (f)             (g)             (h)             (j)
------------------------------------------------------------------------------------------------------------------------------------
Samuel P. Shanks,
  President
------------------------------------------------------------------------------------------------------------------------------------
Lester C. Pickett,
  Chairman, Exec.
  Vice President &
  Secretary
------------------------------------------------------------------------------------------------------------------------------------




*At June 30, 1998 and 1997, the Company had accrued and unpaid salaries and wages to Lester C. Pickett and Samuel P. Shanks of $558,131 and $1,019,340, respectively. Because of the development stage of the Company, it made arrangements with its employees under informal letter agreements to defer all or a part of the salaries or wages until the Company attains the ability to permit payments. The arrangements do not specify a time period for payment, nor is interest provided for. The deferred amounts, which include the estimated related payroll taxes, will not be payable until the Company attains revenues of $250,000 per calendar quarter, at which time a percentage, to be determined by the Company, of the amounts of revenues over $250,000 will be devoted to paying the deferred amounts.

     In October 1997, the two officers having deferred salary agreed to cancel $350,000 each and to contribute the total of $700,000 to the Company's capital.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Lester C. Pickett, Chairman of the Board, Executive Vice President and Secretary of the Company is the brother of Warren Pickett, who serves as a Director of the Company.

     As of June 30, 1998, two of the officers of the Company had been advanced a total of $100,506, with the approval of the Board of Directors of the Company. The advanced amounts bear interest at nine percent per annum and are due on demand, but, not later than five years from June 30, 1998. Also, at June 30, 1998, the two officers had deferred salary amounts from the Company of $128,615 and $109,217.

     On February 18, 1993, the Company entered into a technology license agreement with the founders of the Company, one of whom is the holder of two United States Patents, a pending patent, pending international patents, and licensed trademarks and logo for founders common shares, $210,000 to the one founder who is the owner of the patents, and royalties based upon revenues to be paid to the owner of the patents. The $210,000 was due upon signing of the agreement or in installment payments over an unstated period. Royalties of 5% of annual gross receipts to $25,000,000, and 2% of annual gross receipts over $25,000,000. At June 30, 1998 and 1997, the unpaid balance of the $210,000 amount was $12,892 and $156,412, respectively. The aforementioned agreement does not have a termination date, and provides the Company with the exclusive worldwide right to manage all leasing, marketing, selling and vending of sub-licenses with respect to the licensed technology and products under the patents. The approximately remaining life of the two United States patents is 15 years.

Item 8. DESCRIPTION OF SECURITIES.

Common Stock
------------

     The Company is authorized to issue 50,000,000 shares of no par value per share common stock. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At June 30, 1998, common shares issued and outstanding totaled 11,058,333.

Preferred Stock
---------------

     The Company is authorized to issue 5,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designations by the Board of Directors. No shares were issued and outstanding at June 30, 1998. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors.

PART II

Item 1. LEGAL PROCEEDINGS.

     The Company does not currently have any pending legal proceedings, however, the Company has been made aware of a threatened lawsuit from a former acquaintance of the Company who feels he is entitled to certain fees due for introducing the Company to potential funding sources. The Company places no merit on his claims as none of his introductions materialized.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's common stock is listed on the OTC Bulletin Board under the trading symbol "LGPT." The Company's common stock has been traded since October, 1997, before which there was little or no activity. Currently, the following brokerage firms are making a market in the Company's common stock: Hill Thompson Magid & Co., Herzog & Co., Sharpe Capital, Inc., GVR Company, Alexander Wescott Co., Inc., Paragon Capital Corp., Sherwood Securities, North American Institutional Brokers, Wm. V. Frankel & Co. Inc., Wien Securities Corp., Westminister Securities, Sierra Brokerage Services, Inc., and First London Securities.

     The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                  Price per Share
                                                  ---------------
Period Ended                              High                      Low
------------                              ----                      ---

Third Quarter 1998                        $2.75                     $1.65

Second Quarter 1998                       $3.25                     $1.00

First Quarter 1998                        $5.00                     $0.75

Fourth Quarter 1997                       $4.75                     $1.123


     The Company has approximately 150 shareholders of record.

     The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

     The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.


Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.








               (Remainder of this page left intentionally blank.)

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following securities were sold in reliance upon Section 4(2) of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.


ISSUE                           NO. OF
DATE             TITLE          SHARES       SHARES ISSUED TO             CONSID.           AMOUNT
----             -----          ------       ----------------             -------           ------
4/18/97          Common         50,000   Edward H. Hawkins               Purchase             $25
4/18/97          Common         50,000   Don L. Swickard                 Purchase              25
4/18/97          Common         50,000   Carol Spykstra                  Purchase              25
4/18/97          Common         50,000   Alexander Lagerborg             Purchase              25
4/18/97          Common         50,000   Michael Crumm                   Purchase              25
4/18/97          Common         50,000   Clark Burch                     Purchase              25
4/18/97          Common         50,000   Michael V. Sicola               Purchase              25
4/18/97          Common         50,000   Robert R. Turner                Purchase              25
4/18/97          Common         50,000   Walter Conley                   Purchase              25
4/18/97          Common         50,000   Daniel T. Rennekamp             Purchase              25
4/18/97          Common         50,000   Derek Vanderryst                Purchase              25
4/18/97          Common         50,000   AP Investments, Inc.            Purchase              25
4/18/97          Common         50,000   Joe J. Calloway                 Purchase              25
4/18/97          Common         50,000   William R. Barber               Purchase              25
4/18/97          Common         50,000   Robert J. Laughlin              Purchase              25
4/18/97          Common         50,000   Gerald H. Trumbule              Purchase              25
4/18/97          Common         50,000   Mansfield Consultants           Purchase              25
4/18/97          Common         50,000   Gerald Mulhall                  Purchase              25
4/18/97          Common         50,000   Teresa Banner                   Purchase              25
4/18/97          Common         50,000   Ken Banner                      Purchase              25
4/18/97          Common         50,000   D. Wessel                       Purchase              25
4/18/97          Common         50,000   Christina Kerley                Purchase              25
4/18/97          Common         50,000   Michael F. Kerley               Purchase              25
4/18/97          Common         50,000   Peter Mulhall                   Purchase              25
4/18/97          Common         50,000   Ken C. Boyd                     Purchase              25
4/18/97          Common         50,000   Karanda Investments             Purchase              25
4/18/97          Common         50,000   Anthony Mulhall                 Purchase              25
4/18/97          Common         50,000   Mary J. Mulhall                 Purchase              25
4/18/97          Common         50,000   Furnhurst Financial             Purchase              25
4/18/97          Common         50,000   Mary Comyn                      Purchase              25
4/18/97          Common         50,000   E-Z Natural, Ltd.               Purchase              25
4/18/97          Common         50,000   Amber Rudd                      Purchase              25
4/18/97          Common         50,000   Ethme Rudd                      Purchase              25
4/18/97          Common         50,000   Roger Smith                     Purchase              25
4/18/97          Common      18,300,00   Tudor Trading Ltd.              Purchase           9,150
2/25/98          Common        800,000   Rob J. Seary                    Purchase         320,000
2/25/98          Common        300,000   Thomas Vitucci                  Purchase         120,000
2/25/98          Common        800,000   Tomorrow's Stocks               Purchase         320,000
6/17/98          Common        958,333   Pasquale Vitucci                Purchase         230,000


                                       19

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Articles of Incorporation of the Company provide that the Company shall:

"A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that such person did not meet the foregoing standard of conduct.

B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged liable to the Corporation.

C. Indemnify a Director, officer, employee or agent of the Corporation who has wholly successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

D. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph E of this Article if:

     1. The Director, officer, employee or agent furnishes to this Corporation a written affirmation of such person's good faith belief that he has met the applicable standard of conduct required to receive indemnification;

     2. Such person furnishes to this Corporation an undertaking, executed personally or on behalf of such person to repay such amount if it is ultimately determined that he did not meet the applicable standard of conduct; and

     3. A determination is made that the facts then known to those making the determination would not preclude indemnification pursuant to this Article.

E. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made:

     1. By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those Directors not parties to such action, suit or proceeding shall be counted in satisfying the quorum requirement; or
     2. If such a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more Directors not parties to such action, suit or proceeding; except that Directors who are parties to such action, suit or proceeding may participate in the designation of Directors for the committee; or
     3. If such a quorum cannot be obtained, and such a committee cannot be established, or even if such quorum is obtained or such a committee is designated, if a majority of the Directors constituting such quorum or such committee so directs, either:
          (a) By independent legal counsel selected by the vote of the Board of Directors or such committee in the manner specified in Subparagraph E.1. or E.2. of this Article or, if a quorum of the full Board of Directors cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or
          (b)  By the shareholders.

Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if such determination is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

F. Purchase and maintain insurance, if economically feasible for the Corporation to do so in the sole judgment of the Corporation's Board of Directors, on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him, incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, the Bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall insure to the benefit of heirs, executors and administrators of such a person."

PART III

Item 1. INDEX TO EXHIBITS.

Exhibit     Description of Document
-------     -----------------------

3(i)*       Articles of Incorporation filed July 19, 1996.

3(ii)*      Amendment to Articles of Incorporation filed January 22, 1997.

3(iii)*     Amendment to Articles of Incorporation filed November 6, 1997.

3(iv)*      Bylaws.

10.0        Confidential Technology License Agreement dated February 18, 1993.

10.1 Non-Disclosure Statement, Employee Proprietary and Confidential Information Agreement with Samuel P. Shanks dated May 2, 1994.

10.2 Non-Disclosure Statement, Employee Proprietary and Confidential Information Agreement with Lester Pickett dated May 2, 1994.

10.3*       Restricted Stock Purchase Agreement, Form of

23.0        Consent of Accountants.

27.0        Financial Data Schedule.

99.0        Form of Stock Certificate.

*           Filed herewith


Item 2. DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         LOG POINT TECHNOLOGIES, INC.


Date:                                     By:  /s/  Samuel P. Shanks
                                               ---------------------------------
                                               Samuel P. Shanks, President